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Exhibit 21.1

Gaiam Subsidiaries	State of Incorporation
Gaiam.com, Inc.	State of Colorado
Gaiam Direct, Inc.	State of Colorado
Gaiam Energy Tech, Inc.	State of Colorado
Gaiam Shared Services, Inc.	State of Colorado
Gaiam Travel, Inc.	State of Colorado
Gaiam West, Inc.	State of California
Real Goods Trading Corporation	State of California

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  Exhibit 21.1